                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                         THE GENERAL CHEMICAL GROUP INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   369332-10-1
                                 (CUSIP Number)

                      JUNE 12, 1998 AND DECEMBER 28, 1998
            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)
      [ ] Rule 13d-1(c)
      [x] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.



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                                  SCHEDULE 13G


CUSIP No. 369332-10-1





1               Name of Reporting Person
                S.S. or I.R.S. Identification No. of above Person
                                 Paul M. Montrone
                                 Sandra G. Montrone

2               Check the Appropriate Box if a Member of a Group
                (See Instructions)                                     (a) / /
                                                                       (b) /X/

3               SEC Use Only                                               / /

4               Citizenship or Place of Organization
                                 United States of America

                5     Sole Voting Power
                                      Paul M. Montrone     498,077 Shares
Number of                             Sandra G. Montrone   7,313,344 Shares
Shares
Beneficially    6     Shared Voting Power
Owned by                              2,000,000 Shares
Each
Reporting       7     Sole Dispositive Power
Person with                           Paul M. Montrone     498,077 Shares
                                      Sandra G. Montrone   7,313,344 Shares

                8     Shared Dispositive Power
                                      2,000,000 Shares

9               Aggregate Amount Beneficially Owned by Each Reporting
                Person
                                      9,811,421 Shares

10              Check Box If the Aggregate Amount in Row (11) Excludes     / /
                Certain Shares (See Instructions)

11              Percent of Class Represented by Amount in Row (11)
                                      43.8%

12              Type of Reporting Person
                                      IN

                                  SCHEDULE 13G


CUSIP No. 369332-10-1




Amendment No. 1 to Schedule 13G filed on February 14, 1997 (005-48197).

Item 1.
           (a)  Name of Issuer

                      The General Chemical Group Inc. (the "Issuer").

           (b)  Address of Issuer's Principal Executive Offices

                      Liberty Lane
                      Hampton, New Hampshire 03842.

Item 2.
           (a)  Name of Person Filing

                      Paul M. Montrone
                      Sandra G. Montrone

                      Mr. and Mrs. Montrone (each individually a "Reporting Person" and together the "Reporting Persons") are husband and wife.

           (b) Address of Principal Business Office or, if none, Residence

                      Liberty Lane
                      Hampton, New Hampshire 03842

           (c)  Citizenship

                      United States of America

           (d)  Title of Class of Securities

                      This report covers the Issuer's Common Stock, par value $.01 per share (the "Common Stock").

                      The Issuer has also issued Class B Common Stock par value $.01 per share (the "Class B Common Stock"). As described in Item 4(b) below, each share of Class B Common Stock is convertible at the option of holder into one share of Common Stock and is automatically converted into one share of Common Stock upon transfer to a person who is not a Permitted Transferree, as that term is defined in the Issuer's Certificate of Incorporation. Based upon this conversion feature of Class B Common Stock, the Reporting Persons are, pursuant to Rule 13d-3(d)(1)(i)(B) of the Act, deemed for purposes of this filing to be the beneficial owners of such shares of Common Stock as would be issued upon conversion. The Common Stock and Class B Common Stock are substantially identical except for disparity in voting power (see Item 4(b) below), and the holders of Common Stock and Class B
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                                  SCHEDULE 13G

CUSIP No. 369332-10-1


                      Common Stock vote as a single class on all matters submitted to a vote of stockholders except as otherwise provided by law.

           (e)  CUSIP Number

                      369332 10 1

Item 3. If this statement Is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                      Not applicable.

Item 4.    Ownership.

           (a) The Reporting Persons beneficially own 9,811,421 shares of Common Stock as follows: (i) 475,077 shares of Class B Common Stock are held directly by Mr. Montrone. (ii) 20,000 shares of Common Stock are held directly by Mr. Montrone. (iii) 30,000 shares of Common Stock are held directly by Mrs. Montrone. (iv) 3,000 shares of Common Stock are held by a trust (the "Trust") of which Mr. Montrone is the sole trustee and a beneficiary. (v) 3,283,344 shares of Class B Common Stock are held by a grantor retained annuity trust formed in 1996 (the "1996 GRAT"), of which Mr. Montrone is the settlor and annuity beneficiary. Mr. Montrone resigned as a co-trustee of the 1996 GRAT on June 12, 1998. Mrs. Montrone is the 1996 GRAT's sole trustee with investment and voting discretion.
                      (vi) 4,000,000 shares of Class B Common Stock are held by a grantor retained annuity trust formed in February 1998 (the "February 1998 GRAT"), of which Mr. Montrone is the settlor and annuity beneficiary. Mr. Montrone resigned as a co-trustee of the February 1998 GRAT on June 12, 1998. Mrs. Montrone is the February 1998 GRAT's sole trustee with investment and voting discretion. (vii) 2,000,000 shares of Class B Common Stock are held by a grantor retained annuity trust formed in December 1998 (the "December 1998 GRAT"), of which Mr. Montrone is the settlor and annuity beneficiary. The Reporting Persons are co-trustees of the December 1998 GRAT.

                      An additional 100,000 shares of Common Stock are held by a charitable foundation, of which Mr. Montrone is a director and Mrs. Montrone is a director and officer. By virtue of their positions with the foundation, the Reporting Persons may be deemed to be beneficial owners of the shares of Common Stock held by the foundation. The Reporting Persons disclaim any beneficial ownership in the 100,000 shares of Common Stock held by the foundation.

           (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Common Stock and is automatically converted into one share of Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of
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                                  SCHEDULE 13G

CUSIP No. 369332-10-1

                      Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Persons, the Reporting Persons would beneficially own 9,811,421 shares of Common Stock, which would constitute 43.8% of the number of shares of Common Stock outstanding.

                      Each share of Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to ten votes at each annual or special meeting of stockholders, in the case of any written consent of stockholders, and for all other purposes, including the election of directors of the Issuer. The Common Stock and Class B Common Stock are substantially identical except for disparity in voting power, and the holders of Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of stockholders except as otherwise provided by law. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 53,000 shares of Common Stock and the 9,758,421 shares of Class B Common Stock for which the Reporting Persons have or share voting power constitute 88.6% of the aggregate voting power of the Issuer.

                  (c) (i) Mr. Montrone has sole voting power with respect to 475,077 shares of Class B Common Stock held directly by him, 20,000 shares of Common Stock held directly by him and 3,000 shares of Common Stock held by the Trust.

                                 Mrs. Montrone has sole voting power with respect to 30,000 shares of Common Stock held by her directly, 3,283,344 shares of Class B Common Stock held by the 1996 GRAT and 4,000,000 shares of Class B Common Stock held by the February 1998 GRAT.

                      (ii) The Reporting Persons share voting power with one another, as co-trustees, with respect to 2,000,000 shares of Class B Common Stock held by the December 1998 GRAT.

                      (iii) Mr. Montrone has sole dispositive power with respect to the 475,077 shares of Class B Common Stock held directly by him, the 20,000 shares of Common Stock held directly by him and the 3,000 shares of Common Stock held by the Trust.


                                 Mrs. Montrone has sole dispositive power with respect to 30,000 shares of Common Stock held by her directly, 3,283,344 shares of Class B Common Stock held by the 1996 GRAT and 4,000,000 shares of Class B Common Stock held by the February 1998 GRAT.
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                                  SCHEDULE 13G

CUSIP No. 369332-10-1

                           (iv) The Reporting Persons share dispositive power
                                with one another, as co-trustees, with respect to 2,000,000 shares of Class B Common Stock held by the December 1998 GRAT.


Item 5.    Ownership of Five Percent or less of a Class

                Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

                No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                Not applicable.

Item 8.    Identification and Classification of Members of the Group

                See Exhibit 2 hereto for the identity of person filing this report pursuant to Rule 13d-1(d) under the Act. See Exhibit 1 for the agreement pursuant to which this report is filed on behalf of each of them.

Item 9.    Notice of Dissolution of Group

                Not applicable.

Item 10.   Certification

                Not applicable.


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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:          February 11, 1999

                                    /s/ Paul M. Montrone
                                    Paul M. Montrone


                                    /s/ Sandra G. Montrone
                                    Sandra G. Montrone

                                INDEX OF EXHIBITS

1. Joint Filing Agreement, dated as of February 11, 1999, among the Filing Persons.

2. List of Persons Filing Schedule 13G Pursuant to Rule 13d-1(d) under the Act.